EXHIBIT 15.2

CONSOLIDATED FINANCIAL STATEMENTS OF Malt LNG Netherlands Holdings B.V.

Consolidated Financial Statements

Malt LNG Netherlands Holdings B.V.

December 31, 2013

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Malt LNG Netherlands Holdings ApS:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Malt LNG Netherlands Holdings B.V. (and its subsidiaries), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in stockholders’ equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Malt LNG Netherlands Holdings B.V. (and its subsidiaries) as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, during 2013, the assets and liabilities of the consolidated group was sold from MALT LNG Holdings ApS to a new inactive entity, Malt LNG Netherlands Holdings B.V. These consolidated financial statements reflect the results of the consolidated group on a continuity of interest basis. Our opinion is not modified with respect to this.

Comparative Information

The accompanying consolidated balance sheet of Malt LNG Netherlands Holdings B.V. (and its subsidiaries) as of December 31, 2011, and the related statements of income (loss) and comprehensive income (loss), equity (deficiency) and cash flows for the period then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Chartered Accountants

Vancouver, Canada

March 13, 2014

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in U.S. Dollars)

	Year Ended December 31, 2013	Year Ended December 31, 2012	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011
	$	$	$

VOYAGE REVENUES (note 9)	205,569,443	169,637,168	—

OPERATING EXPENSES
Voyage expenses	1,994,960	1,101,056	—
Vessel operating expenses (note 11b)	34,025,463	26,138,918	—
Depreciation and amortization (notes 5 and 6)	46,163,979	38,242,059	—
Ship management fees (note 11b)	3,386,416	1,661,202	—
General and administrative (note 11b)	4,122,822	8,335,175	1,602,700

Total operating expenses	89,693,640	75,478,410	1,602,700

Income from operations	115,875,803	94,158,758	(1,602,700)

OTHER ITEMS
Interest income	211,472	137,678	—
Interest expense (notes 11e and 12)	(32,036,616)	(19,008,892)	—
Foreign exchange loss	(161,133)	(21,478)	—
Other (loss) income	(17,144)	554,086	—

Total other items	(32,003,421)	(18,338,606)	—

Net income (loss) before income tax expense	83,872,382	75,820,152	(1,602,700)
Income tax expense	200,000	149,158	—

Net income (loss)	83,672,382	75,670,994	(1,602,700)

Other comprehensive income:
Unrealized net gain on qualifying cash flow hedging instruments (note 12)	251,576	—	—

Other comprehensive income	251,576	—	—

Comprehensive income (loss)	83,923,958	75,670,994	(1,602,700)

See accompanying notes to the consolidated financial statements.

Refer to note 11 for related party transactions.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars)

	As at December 31,	As at December 31,
	2013 $	2012 $
ASSETS

Current assets
Cash	51,615,032	47,887,391
Accounts receivable and accrued revenue	9,161,575	6,885,344
Restricted cash (note 4)	6,307,240	—
Prepaid expenses and deferred debt issuance costs	4,797,110	2,868,803

Total current assets	71,880,957	57,641,538

Long-term assets
Vessels and equipment (note 5)	1,389,398,090	1,422,706,351
Restricted cash (note 4)	4,701,090	—
Derivative asset (note 12)	1,618,305	—
Deferred debt issuance costs	9,941,752	—
Intangible assets (note 6)	4,257,080	7,477,080

Total assets	1,481,797,274	1,487,824,969

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	819,183	800,116
Accrued liabilities (notes 7 and 12)	5,098,172	5,090,255
Due to related parties (note 11d)	10,396,363	5,120,632
Short-term debt and current portion of long-term debt (note 8)	82,090,117	998,095,200
Current portion of derivative liability (note 12)	2,355,243	—
Current portion of in-process revenue contracts (note 9)	6,668,528	17,366,000
Deferred revenues	2,672,851	8,875,365

Total current liabilities	110,100,457	1,035,347,568

Long-term liabilities
Long-term deferred revenues	3,294,254	3,497,328
Long-term debt (note 8)	842,765,865	—
In-process revenue contracts (note 9)	90,730,969	97,998,423

Total liabilities	1,046,891,545	1,136,843,319

Equity
Acquired Predecessor equity	—	350,981,650
Share capital (note 10)	121	—
Additional paid-in capital (note 10)	276,913,356	—
Retained earnings	157,740,676	—
Accumulated other comprehensive income (note 12)	251,576	—

Total equity	434,905,729	350,981,650

Total liabilities and equity	1,481,797,274	1,487,824,969

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $
Cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	83,672,382	75,670,994	(1,602,700)

Non-cash items:

Depreciation and amortization	46,163,979	38,242,059	—
Amortization of in-process revenue contracts	(17,964,926)	(20,515,577)	—
Amortization of deferred debt issuance costs included in interest expense	3,998,591	2,810,474	—
Ineffective portion of hedge accounted interest rate swap included in interest expense	988,514	—	—
Increase in restricted cash	(6,307,240)	—	—
Change in operating assets and liabilities (note 13)	(3,776,059)	17,471,551	1,595,095
Expenditures for dry docking	(9,545,138)	—	—

Net operating cash flow	97,230,103	113,679,501	(7,605)

FINANCING ACTIVITIES
Increase in restricted cash	(4,701,090)	—	—
Proceeds from issuance of long-term debt	963,000,000	1,063,095,200	—
Scheduled repayments of short-term and long-term debt	(1,036,239,218)	(65,000,000)	—
Equity contribution from shareholders (note 10)	121	276,905,751	7,605
Debt issuance costs	(15,471,695)	(5,042,320)	—

Net financing cash flow	(93,411,882)	1,269,958,631	7,605

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(90,580)	—	—
Acquisition of MALT LNG Transport ApS, net of cash assumed of $10.8 million (note 2)	—	(1,335,750,741)	—

Net investing cash flow	(90,580)	(1,335,750,741)	—

Increase in cash	3,727,641	47,887,391	—
Cash, beginning of the period	47,887,391	—	—

Cash, end of the period	51,615,032	47,887,391	—

Supplemental cash flow information (note 13)

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V. (Note 1)

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

(in U.S. Dollars except for number of shares)

		Shareholders’ Equity
	Acquired Predecessor Equity (Deficiency)	Number of Common Shares	Common Shares $	Additional Paid-In Capital $	Retained Earnings $	Accumulated Other Comprehensive Income $	Total Equity (Deficiency) $
Issuance of common shares	7,605	—	—	—	—	—	7,605
Net (loss)	(1,602,700)	—	—	—	—	—	(1,602,700)

Balance as at December 31, 2011 (unaudited)	(1,595,095)	—	—	—	—	—	(1,595,095)

Issuance of common shares	276,905,751	—	—	—	—	—	276,905,751
Net income	75,670,994	—	—	—	—	—	75,670,994

Balance as at December 31, 2012	350,981,650	—	—	—	—	—	350,981,650

Issuance of common shares (note 10)	—	100	121	—	—	—	121
Net income	50,425,486	—	—	—	33,246,896	—	83,672,382
Other comprehensive income (loss)	(1,384,969)	—	—	—	—	1,636,545	251,576
Acquisition of MALT LNG Holdings ApS	(400,022,167)	—	—	276,913,356	124,493,780	(1,384,969)	—

Balance as at December 31, 2013	—	100	121	276,913,356	157,740,676	251,576	434,905,729

See accompanying notes to the consolidated financial statements.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of Malt LNG Netherlands Holdings B.V., which is incorporated under the laws of Netherlands, its wholly owned subsidiaries and the Acquired Predecessor, as described below (collectively, the Company). The following is a list of Malt LNG Netherlands Holdings B.V. subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
MALT LNG Holdings ApS	Denmark	100%
MALT LNG Transport ApS	Denmark	100%
Meridian Spirit ApS	Denmark	100%
Magellan Spirit ApS	Denmark	100%
Methane Spirit LLC	Republic of The Marshall Islands	100%
Membrane Shipping Ltd.	Republic of The Marshall Islands	100%
Malt Singapore Pte. Ltd.	Singapore	100%

Significant intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Malt LNG Netherlands Holdings B.V. has accounted for the acquisition of its interest in MALT LNG Holdings APS on August 6, 2013 from its shareholders Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport, Ltd. (collectively the Joint Venture Partners) as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. As a result, the Company’s balance sheet as at December 31, 2012 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in total equity for the years ended December 31, 2013 and 2012 and from incorporation date of MALT LNG Holdings ApS on October 17, 2011 to December 31, 2011 reflect the results of operations of MALT LNG Holdings APS, referred to herein as the Acquired Predecessor, as if Malt LNG Netherlands Holdings B.V. had acquired it when the Acquired Predecessor began operations under the ownership of the Joint Venture Partners. The consolidated statement of equity (deficiency) has been presented to reflect the capital structure of the new entity and retained earnings on a continuity of interest basis. Any difference between the face value of the shares and the value of the previous equity has been presented as additional paid in capital.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was March 13, 2014.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income (loss) and comprehensive income (loss).

Operating revenues and expenses

The principal activity of Malt LNG Netherlands B.V. and its subsidiaries is the transportation of liquefied natural gas (or LNG) through the operation of the Company’s six LNG carriers.

The lease element of time-charters and bareboat charters accounted for as operating leases is recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

Business combinations

Except as described above in relation to the transfer of business between entities under common control, the Company uses the acquisition method of accounting for business combinations and recognizes asset acquired and liabilities assumed measured at their fair values on the date acquired. The fair values of the assets and liabilities acquired are determined based on the Company’s valuation. The valuation involves making significant estimates and assumptions which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital and any cost saving that are expected to be derived in the future.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Vessels and equipment

The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for LNG carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 35 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Generally, the Company dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year dry-docking period. The Company capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company applies hedge accounting to its derivative instrument (note 12).

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income (loss) and comprehensive income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the consolidated statement of income (loss) as interest expense. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income (loss) and comprehensive income (loss). If the hedged items are no longer possible of occurring, amounts recognized in equity are immediately transferred to the earnings line item in the consolidated statements of income (loss) and comprehensive income (loss).

Intangible assets

The Company’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Income taxes

The legal jurisdictions in which the Company’s Marshall Island and Singapore subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Danish subsidiaries are subject to the Danish Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days in the taxable period that the vessel is at the Company’s disposal, excluding time required for repairs.

The Company accounts for income taxes using the liability method which requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2013 and December 31, 2012, the Company did not have any material accrued interest and penalties relating to income taxes.

Accumulated other comprehensive income

The following table contains the changes in the balances of each component of accumulated other comprehensive income for the periods presented:

Qualifying Cash Flow Hedging Instruments $

Balance as at December 31, 2012	—
Other comprehensive income	251,576

Balance as at December 31, 2013	251,576

2. Business Combination

On February 28, 2012, the Company acquired six LNG carriers through the purchase of all outstanding capital stock of MALT LNG Transport ApS (formerly Maersk LNG Transport A/S), from Denmark-based A.P. Moller-Maersk A/S (or Maersk), for approximately $1.3 billion. The acquisition was financed with $1.06 billion from secured loan facilities and $265.7 million from the issuance of common stock to its shareholders. Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport, Ltd. are joint venture partners holding interest in the Company of 52% and 48%, respectively.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists and were finalized during 2012. The operating results of MALT LNG Transport ApS are reflected in the Company’s consolidated financial statements from February 28, 2012, the effective date of acquisition. During the year ended December 31, 2013 and December 31, 2012, the Company recognized $205.6 million and $169.6 million of revenue and $98.2 million and $83.9 million of net income, respectively, resulting from this acquisition. In addition, the Company incurred nil and $1.9 million of acquisition-related expenses for the year ended December 31, 2013 and December 31, 2012, respectively, which is reflected in general and administrative expenses.

The following table summarizes the fair values of the assets and liabilities acquired, by the Company at February 28, 2012:

As at February 28, 2012 $

ASSETS
Cash	10,800,259
Other current assets	24,371,972
Vessels and equipment	1,458,075,490
Intangible assets	10,350,000

Total assets acquired	1,503,597,721

LIABILITIES
Current liabilities	17,488,161
Deferred revenues	3,678,560
In-process revenue contracts	135,880,000

Total liabilities assumed	157,046,721

Net assets acquired	1,346,551,000

Cash consideration	1,346,551,000

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and restricted cash – The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Derivative instruments – The fair value of the Company’s derivative instrument is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows. The Company transacts its derivative instrument through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the derivative fair value recorded could vary by a material amount in the near term.

Short-term and long-term debt – The fair values of the Company’s fixed-rate and variable-rate short-term and long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and restricted cash	Level 1	62,623,362	62,623,362	47,887,391	47,887,391
Short-term and long-term debt (note 8)	Level 2	(924,855,982)	(905,144,887)	(998,095,200)	(998,095,200)
Derivative instruments (note 12)	Level 2	(1,367,960)	(1,367,960)	—	—

4. Restricted cash

The Company maintains restricted cash deposits relating to certain term loans and secured notes to be used only for operating, dry-docking and debt-service related expenditures. As at December 31, 2013 the short-term and long-term amount of restricted cash on deposit was $6.3 million and $4.7 million, respectively.

5. Vessels and Equipment

	Cost $	Accumulated depreciation $	Net book value $

Balance, December 31, 2011 (unaudited)	—	—	—
Acquisition of MALT LNG Transport ApS	1,458,075,490	—	1,458,075,490
Depreciation and amortization	—	(35,369,139)	(35,369,139)

Balance, December 31, 2012	1,458,075,490	(35,369,139)	1,422,706,351
Additions	9,635,718	—	9,635,718
Depreciation and amortization	—	(42,943,979)	(42,943,979)

Balance, December, 31 2013	1,467,711,208	(78,313,118)	1,389,398,090

6. Intangible Assets

As at December 31, 2013 intangible assets consisted of a time-charter contract. The carrying amount of intangible assets for the Company is as follows:

	December 31, 2013 $	December 31, 2012 $

Gross carrying amount	10,350,000	10,350,000
Accumulated amortization	(6,092,920)	(2,872,920)

Net carrying amount	4,257,080	7,477,080

Amortization expense of intangible assets is $3.2 million, $2.9 million, and nil for the years ended December 31, 2013, December 31, 2012, and from incorporation date October 17, 2011 to December 31, 2011, respectively. Amortization of intangible assets for the two years following 2013 is expected to be $3.4 million (2014) and $0.9 million (2015).

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

7. Accrued Liabilities

	December 31, 2013 $	December 31, 2012 $

Voyage and vessel expenses	2,612,163	3,219,600
Interest expense	1,603,882	1,236,143
Other general expenses	482,127	401,713
Income taxes payable and other	400,000	232,799

	5,098,172	5,090,255

8. Short-term and Long-term Debt

	December 31, 2013 $	December 31, 2012 $

U.S. Dollar denominated debt due through 2013	—	998,095,200
U.S. Dollar denominated debt due through 2017	576,000,000	—
U.S. Dollar denominated debt due through 2021	157,109,372	—
U.S. Dollar denominated debt due through 2030	191,746,610	—

Total	924,855,982	998,095,200
Less current portion	(82,090,117)	(998,095,200)

	842,765,865	—

During the year ending December 31, 2013 the Company refinanced its short-term debt facility maturing in August 2013 with two long-term project facilities secured by the Woodside Donaldson and the Meridian Spirit vessels for an aggregate amount of $355 million. The remaining refinancing was obtained through two term loans secured by the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit as well as through several guarantees from the Joint Venture Partners based on their relative share holdings. The total amount of debt refinanced was $963 million, resulting in a $35 million shortfall compared to the debt maturing on the short-term facility. This shortfall was covered through operating cash flows and existing cash resources in the Company.

As at December 31, 2013, the Company had two U.S. Dollar-denominated term loans outstanding in the amount of $299.5 million and $276.5 million. These loans have quarterly interest payments based on LIBOR plus 3.15% and 0.50%, respectively, and bullet repayments of $206.1 million and $190.2 million, respectively, at maturity on March 31, 2017. The term loans are collateralized by first-priority statutory mortgages over the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit, first priority pledges or charges of all the issued shares of the respective vessel owning subsidiaries, and a guarantee from Teekay LNG Partners L.P. and Marubeni Corporation.

As at December 31, 2013, the Company had a U.S. Dollar-denominated term loan outstanding in the amount of $157.1 million. This loan has equal quarterly principal repayments of $2.9 million, quarterly interest payments based on LIBOR plus 2.60% and a bullet repayment of $67.5 million at maturity on July 18, 2021. The term loan is collateralized by a first-priority mortgage on the Woodside Donaldson.

As at December 31, 2013, the Company had U.S. Dollar-denominated senior secured notes in the amount of $191.7 million. These notes have quarterly principal repayments and quarterly interest payments based on a fixed rate of 4.11%. The notes have a maturity date of August 1, 2030 and are collateralized by a first-priority mortgage on the Meridian Spirit.

The weighted-average effective interest rate for the Company’s long-term debt outstanding as at December 31, 2013 and December 31, 2012 was 2.66% and 1.71%, respectively. The aggregate annual long-term debt principle repayments required subsequent to December 31, 2013 are $82.1 million (2014), $79.4 million (2015), $68.0 million (2016), $428.3 million (2017), $19.7 million (2018) and $247.4 million (thereafter).

9. In-process Revenue Contracts

As part of the Company’s acquisition of MALT LNG Transport ApS the Company assumed certain LNG charter contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts based on the projected revenue to be earned under the contracts and are recorded as part of voyage revenues in the Company’s consolidated statements of income (loss) and comprehensive income (loss).

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

As at December 31, 2013 and 2012 in-process revenue contracts consisted of four time-charter contracts with a weighted-average amortization period of 14.8 years (2012 – 14.5 years). The carrying amount of in-process revenue contracts for the Company is as follows:

	December 31, 2013 $	December 31, 2012 $

Gross carrying amount	135,880,000	135,880,000
Accumulated amortization	(38,480,503)	(20,515,577)

Net carrying amount	97,399,497	115,364,423
Less current portion	(6,668,528)	(17,366,000)

	90,730,969	97,998,423

Amortization of in-process revenue contracts in each of the five years following 2013 is approximately $6.7 million per year (2014 – 2018) and $63.9 million (thereafter).

10. Share Capital and Additional Paid-in Capital

On July 12, 2013, Malt LNG Netherlands Holdings B.V. issued 100 shares of common stock for 100 Euro (approximately $121) to the Joint Venture Partners. The Company does not have authorized capital.

On August 6, 2013 the Joint Venture Partners contributed its shares in MALT LNG Holdings ApS to Malt LNG Netherlands Holdings B.V. in exchange for additional paid-in capital of Malt LNG Netherlands Holdings B.V.

	December 31, 2013 $	December 31, 2012 $

Issued and outstanding
100 Common shares	121	—

11. Related Party Transactions

a.	Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport, Ltd. are joint venture partners holding ownership interest in the Company of 52% and 48%, respectively. Marubeni Corporation is the ultimate parent company of Scarlet LNG Transport, Ltd. and Teekay Corporation is the ultimate parent company of Teekay Luxembourg S.a.r.l.

b.	The Company and certain of its operating subsidiaries have entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation to which Teekay Shipping Ltd. provides the Company and its subsidiaries with corporate and technical ship management services. In addition, crew training services and transition related services were provided to the Company by Teekay Shipping Ltd. These services are measured at the exchange amount between the parties. For the periods indicated, these related party transactions were as follows:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $

Crew training expenses included in vessel operating expenses	1,015,685	371,582	—
Ship management services	2,901,416	1,661,202	—
Corporate services included in general and administrative	1,848,809	1,025,000	—
Transition services included in general and administrative	—	2,100,000	—

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

c.	From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above.

d.	The amounts due to related parties are non-interest bearing, unsecured and have no fixed repayment terms. The Company did not incur interest expense from related party balances during the year ended December 31, 2013 and December 31, 2012 and from incorporation date October 17, 2011 to December 31, 2011. Balances with related parties are as follows:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $

Teekay Shipping Limited	10,176,738	4,638,665	1,595,095
Teekay Corporation	28,827	365,235	—
Other related parties	190,798	116,732	—

	10,396,363	5,120,632	1,595,095

e.	As a result of the refinancing completed during 2013, the tranches of the facility were guaranteed by the Joint Venture Partners relative to their proportionate interest. As a result of difference in the credit ratings of the guarantors, the tranche guaranteed by Marubeni Corporation received a lower interest rate than the portion guaranteed by Teekay LNG Partners L.P. by 2.567%. As a result, the Company has agreed to pay the interest rate differential to Marubeni Corporation until the facility matures in 2017 as a payment for their guarantee. The payment, which totaled $3.0 million for the year ended December 31, 2013, is included in interest expense.

12. Derivative Instruments

The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Interest Rate Risk:

The Company entered into an interest rate swap, which exchanges a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has designated, for accounting purposes, its interest rate swap as a cash flow hedge.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

As at December 31, 2013, the Company was committed to the following interest rate swap agreement:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Liability $	Average Remaining Term (years)	Fixed Interest Rate(1) %
U.S. Dollar-denominated interest rate swap(2)	LIBOR	157,109,375	1,367,960	7.6	2.2

(1)	Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2013 was 2.60%.
(2)	Notional amount reduces quarterly

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions.

The following table presents the location, type of contract and fair value amount of the derivative instrument on the Company’s consolidated balance sheets.

	As at December 31, 2013
	Accrued Liabilities $	Current Portion of Derivative Liability $	Derivative Asset $
Interest rate swap agreement	(631,022)	(2,355,243)	1,618,305

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive income (loss), (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of (losses) gains on derivative instruments designated and qualifying as cash flow hedges.

As at December 31, 2013	Year Ended December 31, 2013
Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion
$	$	$
—	—	(998,514)	Interest expense
251,576	251,576	—	Other comprehensive income

251,576	251,576	(998,514)

As at December 31, 2013, the Company’s accumulated other comprehensive income included $0.3 million net of unrealized gains on its interest rate swap contract designated as a cash flow hedge. As at December 31, 2013, the Company estimated based on then current interest rates, that it would reclassify approximately $2.7 million of losses on its interest rate swap contract from accumulated other comprehensive income to earnings during the next 12 months.

MALT LNG NETHERLANDS HOLDINGS B.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in U.S. Dollars, unless indicated otherwise)

13. Supplemental Cash Flow Information

a.	The changes in operating assets and liabilities for year ended December 31, 2013 and December 31, 2012, and from incorporation date October 17, 2011 to December 31, 2011 are as follows:

	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $

Accounts receivable and accrued revenue	(2,276,231)	13,935,536	—
Prepaid expenses	(396,955)	2,914,134	—
Accounts payable	19,067	(5,071,155)	—
Accrued liabilities	7,917	6,112,933	—
Due to related parties	5,275,731	3,525,537	1,595,095
Deferred revenues	(6,405,588)	(3,945,434)	—

	(3,776,059)	17,471,551	1,595,095

b.	During the year ended December 31, 2013 and December 31, 2012, and from incorporation date October 17, 2011 to December 31, 2011 cash paid for interest on short-term and long-term debt was $26.4 million, $14.7 million, and nil, respectively.

14. Operating Leases

As at December 31, 2013, the minimum scheduled future revenues in the next five years to be received by the Company for the lease and non-lease elements under charters are approximately $193.1 million (2014), $160.0 million (2015), $134.8 million (2016), $109.5 million (2017) and $112.6 million (2018).

Minimum scheduled future revenues do not include amortization of in-process revenue contracts, revenue generated from new contracts entered into after December 31, 2013, revenue from unexercised option periods on contracts that existed on December 31, 2013 or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.